Mail Stop 3561

October 19, 2006

By Facsimile and U.S. Certified Mail

J. Frank Harrison, III
Chief Executive Officer
Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, NC 28211

> **Re:** **Coca-Cola Bottling Co. Consolidated**
> **Form 10-K for Fiscal Year Ended January 1, 2006**
> **Filed March 16, 2006**
> **File No. 0-9286**

Dear Mr. Harrison:

We have reviewed your response dated August 28, 2006 to our comment letter dated July 24, 2006 and have the following additional comment. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 52

16. Capital Transactions, page 70

1. We note your response to comment one in our letter dated July 24, 2006. We believe the two-class method of computing earnings per share (EPS) is applicable since you have two classes of common shares. We further believe that the two-class method is the appropriate method to allocate undistributed earnings for basic and diluted EPS calculations. Therefore, please revise your EPS presentation and apply the two-class method. If the revised EPS presentation is not materially different than historical EPS results the revision may be applied prospectively in your interim filing.

Please present separate basic and diluted EPS presentations for both Common and Class B Common Stock. In the basic EPS calculations, the numerators for both Common and Class B Common Stock will include the earnings already distributed to each respective class and a pro-rata allocation of the undistributed earnings. The denominators will consist of the outstanding shares for Common and Class B Common Stock, respectively, at the balance sheet date.

In the diluted EPS calculations, the numerator for the Common Stock calculation will consist of (i) the earnings already distributed to Common Stock, (ii) a dividend for all Class B shares assumed to be converted into Common Stock and (iii) a pro-rata allocation of undistributed earnings. In this calculation all undistributed earnings would be allocated to the Common Stock because it is assumed that all Class B shares are converted. Accordingly, the denominator will include all Common Stock and Class B shares. As it concerns Class B, the numerator will be calculated similarly with the exclusion of a dividend for Class B shares assumed converted into Common Stock. The denominator for dilutive Class B will consist of the outstanding Class B Common Stock at the balance sheet date.

Please also expand the current disclosure to discuss the application of the two-class method to Common and Class B Common Stock as well as:

- the basis for the pro-rata allocations of undistributed earnings;
- the Board's historic practice of declaring dividends equally between classes;
- Class B shareholders have the voting power to control the Board;
- Class B shareholders have the ability to elect to convert Class B into Common Stock at their discretion; and
- the articles of incorporation permit the Board to avoid declaring dividends to Class B common shares.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief